April 10, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Kronforst:

This is to respond to your follow up comment letter dated March 29, 2007, regarding the Annual Report on Form 10-K filed by Intermec, Inc. (we, our, us) for the year ended December 31, 2005.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

FORM 10-K for the period ending December 31, 2005

Notes to Consolidated Financial Statements

Note I: Intellectual Property Settlements, page F-33

1.
We note your responses to prior comments 1 and 2 and your reclassification to reflect the gains on intellectual property settlements as other operating income in your Form 10-K filed for the period ended December 31, 2006. Tell us how you evaluated whether to amend your Form 10-Q for the quarter ended April 2, 2006, given that the reclassification appears to have represented approximately 10% of revenue.

RESPONSE:

We considered the impact of the reclassification on our previous filings and concluded that we do not need to amend our 10-Q for the three months ended April 2, 2006 for the following reasons.

When we filed our April 2, 2006 10-Q, the IP settlement revenue and related cost of IP settlement revenue were included as separate line items within our statement of operations to give transparency to the readers of our financial statements. We also disclosed the transaction and the related accounting in Note 9 to the consolidated financial statements titled Intellectual Property Settlement. Our MD&A discussion also disclosed and analyzed the impact that the IP settlement had on revenue, cost of related revenue and operating profit. In addition to transparently disclosing the impact the IP settlement had on our quarterly operating results, we disclosed the following paragraph on page 20 of the Form 10-Q to further emphasize for users of our financial statements the impact on the reported results and to inform those users that we did not expect future settlements with laptop computer manufacturers relative to battery power-management patents:

“Intermec operating results for the quarter ended April 2, 2006 includes $23.0 million of revenue and $16.5 million of operating profit from compensation related to a settlement regarding certain of the Company’s intellectual property (‘IP Settlement’). This IP Settlement represents the last of the laptop computer manufacturers to settle with the Company regarding its battery power-management patents.”

Additionally, we do not believe that it is necessary to amend our 10-Q based upon the following:

•
The impact of our reclassification of Smart Battery IP settlements out of revenue and costs of revenue and into a separate component of operating profit from continuing operations does not change previously reported cash flows from operations, operating profit, earnings or earnings per share. We believe these are the key metrics used by investors in understanding our business.

•
In our 10-K for 2006, we revised the selected quarterly information on page Q-1, to reflect the reclassification for the three month period ended April 2, 2006 and provided discussion for the reclassification. This reclassification was a change in presentation within the operating profit from continuing operations section of our consolidated statement of operations.

•
Although we acknowledge that revenue is an important line item to investors, given the transparency in our reporting, the absence of any change to other key metrics, the absence of any effect on the trend of product and service revenues (which represent over 97% of our business in 2006), and the fact that APB No. 28 paragraph 29 provides for materiality in interim periods to be based upon annual amounts, we determined that both from a quantitative and qualitative standpoint, the reclassification of patent settlements was not sufficiently material to warrant an amendment of the Form 10-Q for the period ended April 2, 2006.

We will make the following reclassification in our Form 10-Q for the three months ended April 1, 2007 which we will file on or about May 11, 2007:

•
In our Consolidated Statement of Operations for the three months ended April 2, 2006, the net proceeds and related costs of the Smart Battery settlement agreements of $23 million in revenue, and $6.5 million in cost of revenue, are reclassified from “Intellectual Property Settlement Revenue” and “Cost of Intellectual Property Settlements” to be presented as a separate line item within operations titled “Gain on Intellectual Property Settlements.”

*******

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (425) 265-2499.

Sincerely,

/s/ Fredric B. Anderson

Fredric B. Anderson
Vice President and Controller
(Principal Accounting Officer)